Exhibit 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	Year Ended December 31,

	2008		2009		2010		2011		2012
Earnings
Income from continuing operations before provision for income taxes	$366,287		$447,662		$518,894		$473,547		$503,771
Income from equity investees	(42,073)		(36,531)		(45,443)		(49,491)		(42,033)
Distributed income from equity investees	32,897		33,705		33,882		39,995		32,255
Interest and amortization of deferred finance costs	643,397		643,608		647,593		644,410		622,933
Amortization of capitalized interest	1,468		2,021		2,421		2,882		3,524
Implicit rental interest expense	55,440		59,384		62,116		63,695		68,207

Total earnings	$1,057,416		$1,149,849		$1,219,463		$1,175,038		$1,188,657

Fixed Charges
Interest and amortization of deferred finance costs	$643,397		$643,608		$647,593		$644,410		$622,933
Capitalized interest	22,087		16,649		11,316		20,998		23,933
Implicit rental interest expense	55,440		59,384		62,116		63,695		68,207

Total fixed charges	$720,924		$719,641		$721,025		$729,103		$715,073

Ratio of earnings to fixed charges	1.47	x	1.60	x	1.69	x	1.61	x	1.66	x